Exhibit 99.1

United Maritime Reports Improved First Quarter 2026 Financial Results and Declares Quarterly Cash Dividend of $0.10 Per Share

Highlights
(in million USD, except LPS)	Q1 2026	Q1 2025
Net Revenues	$7.9	$7.8
Net Loss	($0.1)	($4.5)
Adjusted Net Income / (Loss)[1]	$0.2	($4.4)
EBITDA[1]	$2.9	$0.7
Adjusted EBITDA[1]	$3.2	$0.9

Net loss per share Basic and Diluted	($0.01)	($0.52)
Adjusted earnings / (loss) per share Basic[1] and Diluted[1]	$0.02	($0.50)

Other Highlights and Developments:

■	$62.2 million Expansion in Capesizes Enhances Earnings Visibility and Free Cash Flow
o	Took delivery of the 2010-built Capesize M/V Dukeship, employed at a fixed rate of approximately $29,300 through year-end 2026.
o	Acquired the 2010-built, scrubber-fitted Capesize M/V Squireship, with expected delivery in June 2026, meaningfully strengthening fleet earnings capacity.
■	$21.0 Million Released through Portfolio Optimization and Capital Recycling
o	Sold the 2009-built Kamsarmax M/V Cretansea for $14.7 million, generating approximately $5.9 million in net cash proceeds after debt repayment.
o	Exited Offshore Energy Construction Vessel investment for approximately €13.0 million, realizing a profit of approximately €1.7 million.
■	Declared 14th consecutive quarterly cash dividend of $0.10 per share, reaching $1.94 per share in cumulative distributions since November 2022

1 Adjusted earnings / (loss) per share, Adjusted net income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net income / (loss), EBITDA and Adjusted EBITDA to net loss, the most directly comparable U.S. GAAP measure.

May 21, 2026 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the first quarter ended March 31, 2026. The Company also declared a quarterly dividend of $0.10 per common share for the first quarter of 2026.

For the quarter ended March 31, 2026, the Company generated Net Revenues of $7.9 million, broadly in line with the same period of 2025. Net Loss and Adjusted Net Income for the quarter were $0.1 million and $0.2 million, respectively, improving significantly from Net Loss and Adjusted Net Loss of $4.5 million and $4.4 million, respectively in the first quarter of 2025. Adjusted EBITDA increased substantially to $3.2 million from $0.9 million for the same period of 2025. The Time Charter Equivalent (“TCE”) rate of the fleet for the first quarter of 2026 was $15,591 per day, compared to $9,953 in the same period of 2025.

Cash and cash-equivalents and restricted cash as of March 31, 2026, stood at $10.1 million. Shareholders’ equity at the end of the first quarter was $55.5 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $89.7 million as of March 31, 2026. The book value of our fleet as of March 31, 2026, stood at $130.2 million, including one chartered-in Capesize vessel and one Kamsarmax vessel held for sale.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“United delivered a significantly improved financial performance, driven by stronger dry bulk market conditions and continued strategic execution.

“Our Board declared another cash dividend of $0.10 per share, representing a running yield of 17% on our last closing share price2. This is our 14th consecutive quarterly distribution, and since November 2022, we have distributed approximately $1.94 per share. The Company is now on a strong path to profitability, and we remain confident in our ability to sustain meaningful cash distributions, supported by favorable market conditions and the progressive earnings contribution from our ongoing fleet repositioning.

“The decisive repositioning of our fleet, acquiring two Capesize vessels while divesting the Kamsarmax M/V Cretansea, represents a deliberate reallocation of capital toward larger, higher-earning assets at an attractive point in the Capesize cycle. The imminent delivery of M/V Squireship and the near completion of our profitable exit from the Offshore newbuilding project mark the final steps of this process. The financial benefits of this repositioning have already begun to materialize and we expect the full earnings and cash flow contribution to build progressively through the year.

“On guidance, we have secured approximately 92% of Q2 available days at an average of $17,807/day. Based on current FFA levels, we expect Q2 TCE of approximately $17,957/day. Looking beyond Q2, approximately half of our operating days are already fixed, providing a balanced combination of earnings visibility and continued market upside exposure. Needless to say, the addition of the second Capesize will further boost TCE and earnings for the second half of the year.

“Moving on to discuss market conditions, dry bulk has delivered a very strong start of the year, despite this period typically representing the seasonally weaker part of the year. Year to date, the Capesize-180 and Kamsarmax Baltic indexes have averaged daily rates of $27,103 and $16,459 respectively year-to-date, compared to $13,840 and $10,230 in the same period of 2025. While geopolitical uncertainty stemming from the conflict in Iran has complicated the broader outlook, dry bulk market performance over the past month leaves no doubt that we are currently operating in a very constructive environment. Iron ore, bauxite and grain exports have been particularly robust, while seaborne coal trade has recovered meaningfully on the back of China's import demand. Looking ahead, we expect the coal restocking season to be stronger than usual, underpinned by natural gas substitution trends and energy security priorities. Fleet supply growth remains constrained, especially in the Capesize segment, and accelerating fleet aging combined with tightening environmental regulations should continue to support effective supply discipline. United is well positioned to convert this favorable environment into tangible cash generation and shareholder value.”

2 The closing share price on May 20, 2026.

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Dukeship(2)	Dry Bulk / Capesize	181,453	2010	Sasebo	T/C Index Linked(3)	Jan-27	Mar-27
Nisea	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Index Linked(3)	Aug-26	Oct-26
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(3)	Mar-27	Jul-27
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(3)	Jul-26	Oct-26
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(3)	Jun-26	Sep-26
Total/Average age		496,242	13.1 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase obligation at the end of the bareboat charter.

(3)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Second Quarter 2026 TCE Rate Guidance”.

Fleet Data:

	Q1 2026	Q1 2025
Ownership days (1)	497	720
Operating days (2)	474	678
Fleet utilization (3)	95.4%	94.2%
TCE rate (4)	$15,591	$9,953
Daily Vessel Operating Expenses (5)	$6,254	$6,489

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2026	Q1 2025
Vessel revenue, net	7,945	7,754
Less: Voyage expenses	555	1,006
Time charter equivalent revenues	7,390	6,748
Operating days	474	678
TCE rate	$15,591	$9,953

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, if applicable, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2026	Q1 2025
Vessel operating expenses	3,108	4,672
Ownership days	497	720
Daily Vessel Operating Expenses	$6,254	$6,489

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2026	Q1 2025
Net loss	(139)	(4,485)
Interest and finance costs, net	1,150	1,911
Depreciation and amortization	1,867	3,315
EBITDA	2,878	741
Stock based compensation	348	104
(Gain) / loss on equity method investment	(11)	16
Adjusted EBITDA	3,215	861

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net Loss and Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings / (Loss) Per Share

(In thousands of U.S. Dollars)

	Q1 2026	Q1 2025
Net loss	(139)	(4,485)
Stock based compensation	348	104
(Gain) / loss on equity method investment	(11)	16
Adjusted net income / (loss)	199	(4,365)
Adjusted net income / (loss) – common stockholders	223	(4,365)
Adjusted earnings / (loss) per common share, basic and diluted	0.02	(0.50)
Weighted average number of common shares outstanding, basic and diluted	8,941,203	8,686,073

To derive Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share, both non-GAAP measures, from Net loss, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income / (Loss) and Earnings / (Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Second Quarter 2026 TCE Rate Guidance:

As of the date hereof, approximately 92% of the Company fleet’s expected operating days in the second quarter of 2026 have been fixed at an estimated TCE rate of approximately $17,807. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to Forward Freight Agreement (“FFA”) rate of $21,103 per day for Kamsarmax (based on the FFA curve of May 18, 2026), our estimated TCE for the second quarter of 2026 is approximately 17,9573. Our TCE rate guidance for the second quarter of 2026 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the second quarter of 2026:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	364	$18,320
TCE – index-linked	140	$16,462
Total / Average	504	$17,957

3 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to FFA rate of $21,103 per day for Kamsarmax (based on the FFA curve of May 18, 2026). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

First Quarter and Recent Developments:

Dividend Distribution for Q4 2025 and Declaration of Q1 2026 Dividend

On April 10, 2026, the Company paid the previously announced quarterly dividend of $0.10 per common share, for the fourth quarter of 2025, to all shareholders of record as of March 27, 2026.

The Company also declared a cash dividend of $0.10 per common share for the first quarter of 2026 payable on or about July 10, 2026, to all shareholders of record as of June 29, 2026.

Vessel transactions and commercial updates

Sale of M/V Cretansea

In May 2026, the Company delivered to her new owners the 81,508 dwt M/V Cretansea, built in 2009. The aggregate net sale price was approximately $14.7 million, generating net cash proceeds of approximately $5.9 million after repayment of the associated debt.

Acquisition of M/V Squireship

In March 2026, the Company agreed main terms with Seanergy Maritime Holdings Corp. (“Seanergy”), for the acquisition of the 2010-built Capesize bulk carrier M/V Squireship, constructed in South Korea, for a purchase price of $29.5 million. A special committee of disinterested members of our board of directors negotiated the terms and approved the agreement. The vessel is expected to be delivered to the Company in June 2026. The acquisition will be financed through a combination of debt financing and proceeds generated from recent asset monetization initiatives.

Financing Updates

Huarong Sale and Leaseback agreement

In May 2026, in connection with the M/V Squireship acquisition, the Company has received a credit committee approval from China Huarong Shipping Financial Leasing Company Co., Ltd. to enter into a novation agreement, pursuant to which the Company’s subsidiary shall assume the existing sale and leaseback arrangement, including all related rights and obligations. The obligations of the prior charterer and guarantor (Seanergy) shall be released and novated to the Company’s subsidiary and the Company as new guarantor, respectively. The transaction will become effective upon the satisfaction of customary closing conditions. The outstanding charterhire principal is approximately $16.1 million and amortizes in 15 quarterly installments of $0.5 million along with a purchase obligation of $8.5 million at the expiry of the bareboat charter. The financing bears an interest rate of 3-month Term SOFR plus 2.15% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company will have continuous options to purchase the vessel at any time at predetermined prices as set forth in the agreement.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2026	December 31, 2025*
ASSETS
Cash and cash equivalents and restricted cash	10,130	14,564
Vessels, net, Right-of-use assets and Vessel held for sale	130,221	99,885
Other assets	25,125	24,232
TOTAL ASSETS	165,476	138,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	89,717	64,839
Other liabilities	20,211	17,376
Stockholders’ equity	55,548	56,466
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	165,476	138,681

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended March 31,
	2026	2025
Vessel Revenue, net	7,945	7,754
Expenses:
Voyage expenses	(555)	(1,006)
Vessel operating expenses	(3,108)	(4,672)
Management fees	(415)	(601)
General and administrative expenses	(1,034)	(640)
Depreciation and amortization	(1,867)	(3,315)
Operating income / (loss)	966	(2,480)
Other income / (expenses):
Interest and finance costs	(1,212)	(1,929)
Interest income	62	18
Gain / (loss) on equity method investment	11	(16)
Other income	49	-
Other, net	(15)	(78)
Total other expenses, net:	(1,105)	(2,005)
Net loss	(139)	(4,485)
Net loss attributable to common stockholders	(114)	(4,485)

Net loss per common share, basic and diluted	(0.01)	(0.52)
Weighted average number of common shares outstanding, basic and diluted	8,941,203	8,686,073

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Three months ended March 31,
	2026	2025
Net cash provided by operating activities	2,104	1,147
Net cash used in investing activities	(4,481)	(359)
Net cash used in financing activities	(2,071)	(4,158)

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of five dry bulk vessels, comprising one Capesize, one Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 496,242 dwt. Upon completion of the aforementioned acquisition of the M/V Squireship, the Company’s operating fleet will consist of six vessels (two Capesize, one Kamsarmax and three Panamax), with an aggregate cargo carrying capacity of 666,260 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the share repurchases, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the U.S. and Venezuela, China and Taiwan, and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com